September 14, 2006

Mr. Brad Skinner

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Caraustar Industries, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2005

Filed March 16, 2006

Form 10-Q for the Quarterly Period Ended June 30, 2006

Filed August 8, 2006

Form 8-K Filed May 2, 2006

File No. 0-20646

Dear Mr. Skinner,

Please accept this correspondence as Caraustar Industries, Inc.’s response to the Securities and Exchange Commission’s (the “Commission”) August 25, 2006 comments. Below we address each comment, seriatim, in the order presented in your request.

Preliminarily and exclusively in response to the Commission’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at 770-745-3754 if you have any questions.

Respectfully,

Caruastar Industries, Inc.

/s/ Ronald J. Domanico
Ronald J. Domanico, Senior Vice President and Chief Financial Officer

cc:	Mark Kronforst

RJD/atp

10-K for the fiscal year ended December 31, 2005

Item 8, Financial Statements and Supplementary Data

Note 1. Nature of Business and Summary of Significant Accounting Policies

Restricted Cash, page 48

1.	We note that you changed the classification of changes in restricted cash balances within your statements of cash flows and that this affected operating and investing cash flows for the years ended December 31, 2004 and 2003. Please tell us more about the reasons for this change and explain how you considered whether these changes should be reported as corrections of errors. As part of your response, explain how you considered the fact that your fiscal 2004 operating and investing cash flows appear to have been changed by approximately 10% and 34%, respectively.

Response:

In 2005, we reconsidered our classification of changes in restricted cash. Prior to 2005, our restricted cash balances were limited to deposits for collateral support for workers’ compensation insurance. At December 31, 2005, restricted cash included an escrow deposit related to a facility sale in addition to deposits for collateral support for workers’ compensation insurance. In previously issued financial statements, we classified changes in restricted cash accounts for worker’s compensation collateral support as an operating activity. In 2005, we concluded that the escrow deposit for the facility sale represented the creation or return of investment and those changes in restricted cash deposits represented an investing activity. At that time, we also reassessed our treatment of the workers’ compensation collateral support. We believe there has been diversity in practice related to the treatment of restricted cash in cash flow statements in past years, and since these restricted cash deposits were related to operations there was a reasonable basis and support for our prior presentation; however, we concluded that classification as an investing activity was more consistent with current practice. As we believe our prior presentation was supportable, we did not report these changes as a correction of an error. In order to be consistent with our 2005 presentation, we made the decision to reclassify our prior presentation with transparent disclosure of the reclassification.

Form 10-Q for the Quarterly Period Ended June 30, 2006

Item 1. Condensed Consolidated Financial Statements (Unaudited)

Note 5. Discontinued Operations and Assets Held for Sale, page 10

2.	We note that you entered into an agreement to sell Sprague Paperboard, Inc. on April 21, 2006 and completed the sale on July 19, 2006. We further note that you indicated that a loss of approximately $6.9 million would be recognized in the third quarter and subsequently disclosed an upward revision of that loss in a Form 8-K filed on August 21, 2006. Please explain to us how you evaluated impairment of the Sprague Paperboard asset group as of June 30, 2006. Specifically, explain to us why you do not believe that any impairment existed as of June 30, 2006 considering the timing of these events.

Response

On December 30, 2005, management and an authorized committee of the Board of Directors made a decision to exit, by selling the assets, the Company’s coated recycled paperboard business (“CRB”) which consisted of three paperboard mills located in Rittman, Ohio; Sprague, Connecticut and Tama, Iowa. The CRB business was classified as held for sale in our December 31, 2005 financial statements in accordance with paragraph 30 of SFAS 144, “Accounting for the Impairment or Disposal of Long-Live Assets.” and was presented as a discontinued operation in accordance with paragraphs 41 and 42 of SFAS 144. The CRB business represented a component of an entity because it comprised operations and cash flows that were clearly distinguishable, operationally and for financial reporting purposes, from the rest of the Company. The CRB business was classified as a discontinued operation because the operations and cash flows will be eliminated from the ongoing operations of the Company.

Prior to the decision to sell the assets of the CRB business, the assets of the CRB business were consistently measured for impairment as a group because that was the lowest level for which identifiable cash flows were independent of the cash flows of other assets and liabilities. The assets of the CRB group were initially expected to be sold as a group in one transaction and were appropriately treated as a disposal group as defined in paragraph 4 of SFAS 144. The impairment test for the group as of December 31, 2005 resulted in an impairment charge of $74.6 related to the property, plant and equipment. At March 31, 2006, we measured the coated paperboard disposal group as a whole for impairment and recorded an additional $4.8 million in impairment charges.

Management marketed the assets of the CRB business as a group; however, management’s marketing efforts resulted in offers for individual mills, which management entertained in the absence of an offer for the asset group as a whole.

In April 2006, the Company executed a definitive agreement regarding the sale of its Sprague, Connecticut mill, which also provided the purchaser an option for certain assets of the Rittman, Ohio mill. The Rittman option was exercised in August 2006. The Company also received an offer from another purchaser for the Tama, Iowa mill during this time and engaged in significant and substantial discussions regarding a definitive sale agreement for the Tama mill. Discussions with the second purchaser regarding the Tama mill ultimately failed in June 2006.

At June 30, 2006, the Company expected to sell its CRB disposal group in two transactions. All of the criteria in paragraph 30 of SFAS 144 continued to be met at June 30, 2006 and the disposal group was measured for impairment at that date. As there is no requirement that a component held for sale must be sold in a single transaction, the Company continued to classify the disposal group as held for sale and evaluated impairment on an aggregate basis. Even though the Company expected a loss on the proposed Sprague and Rittman transaction, the Company expected a gain on Tama that would offset that loss, resulting in no additional loss on the disposal group assets as a whole.

Management evaluated the disposal group for impairment at June 30, 2006 by consideration of the fair value of the disposal group assets less cost to sell. Fair value was determined by the agreed upon purchase price for Sprague and Rittman, and indications of value from the potential buyers of Tama, further supported by industry multiples of earnings before interest, taxes and depreciation, and discounted cash flows.

The correction to our disclosure of the expected loss on Sprague as reflected in our August 21, 2006 8-K does not change our conclusion with respect to any indicated impairment of the disposal group, as a whole, at June 30, 2006. The Company inadvertently misallocated the net carrying values of the Sprague and Tama assets for purposes of estimating the loss on the Sprague transaction and discovered misallocation in preparing its July financial statements which occurred after filing the June 30, 2006 10Q. The revision of the impairment did not have any impact on the measurement of the disposal group as a whole at June 30, 2006.

In the third quarter, 2006, we will recognize the loss on the Sprague and Rittman transaction and will measure the remaining assets and liabilities related to Tama for impairment. We expect a significant gain on the sale of the Tama mill which will be recognized when it is realized and continue to believe we meet the requirements of paragraph 30 of SFAS 144 for the Tama assets and liabilities to be classified as held for sale.

Form 8-K Filed May 2, 2006

Earnings Release Dated May 2, 2006

3.	We note that you present non-GAAP measures in the “Non-GAAP Reconciliation – Adjusted Net Income and EPS” that exclude items that appear to be recurring. We do not believe that your disclosures adequately address each of these items discussed in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (FAQ). Your current disclosures appear overly general and do not appear to provide substantive information regarding these concerns. Please explain to us how you have complied with this guidance as it relates to the narrative disclosures provided in the “Note” below the reconciliation. In addition, explain to us how you have met the requirements of Item 10(e)(1)(i) of Regulation S-K and the FAQ with respect to your presentation of “EBITDA.”

Response

We acknowledge your concerns regarding the adjusting items included in our “Non-GAAP Reconciliation – Adjusted Net Income and EPS”. We have reviewed our previous earnings releases and will prospectively conform our presentations so the earnings releases strictly adhere to the guidelines provided by Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (FAQ). We do not plan to present “Adjusted Net Income and EPS” in future releases unless there are significant non recurring items.

The Company plans to continue to include EBITDA in future filings because it believes that EBITDA is a meaningful cash flow measure used by its bankers and debt holders to determine our financial strength and ability to manage debt levels. The Company also believes it is a meaningful measure to equity investors since we are a highly leveraged company.

The requirements of Item 10(e)(1)(i) of Regulation S-K and FAQ #8 are addressed below:

(A)	We will include cash flow from operating activities, with equal or greater prominence, in future filings as the most directly comparable GAAP financial measure.

(B)	We will modify our reconciliation to start with cash flow from operating activities, instead of net income, and reconcile to EBITDA. An example of the this reconciliation follows:

Net cash provided by operating activities	$	XXX

Changes in working capital items and other		XXX

Provision for income taxes		XXX

Change in deferred taxes		XXX

Interest expense		XXX

Return of investment in unconsolidated affiliates		XXX

EBITDA		$ XXX

(C)	We believe we have complied with this requirement by the disclosure in Exhibit 99.2, “Note Regarding Non-GAAP Financial Measures” which is presented below:

This presentation includes the following financial measures: “Reconciliation of Income (Loss) from continuing operations to Adjusted Net Income (Loss) and EPS Calculation”, “Reconciliation of GAAP Net Income (Loss) to EBITDA”, and “Joint Venture EBITDA Reconciliation”. These items were discussed on the Company’s conference call held April 28, 2006 regarding its financial results for the three months ended March 31, 2006. These items are not financial measures under generally accepted accounting principles in the United States. Because these items are not GAAP financial measures, other companies may present similarly titled items determined with differing adjustments. Accordingly, these measures as presented herein should not be used to evaluate the Company’s performance by comparison to any similarly titled measures presented by other companies. The Company has included these non-GAAP financial measures because it uses these measures, and believes these measures are useful, in evaluating the Company’s cash position and its ability to generate cash. The following tables include a reconciliation of these non-GAAP financial measures with the most comparable GAAP measurement. Investors are strongly urged to review these reconciliations. In addition, the exclusion of certain adjustment items in the calculation of these non-GAAP measures does not imply that such items are non-recurring, infrequent or unusual. The Company has experienced such items in prior periods, and may experience similar items in future periods.

(D)	No additional purposes required to be disclosed.

Based on the revised presentation described in (B) above, we do not plan to make adjustments that are described in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.